SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No.8)*




                           Sales Online Direct, Inc.
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                               (Name of Issuer)

               Common Stock of the Par Value of $0.001 Per Share
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                        (Title of Class of Securities)

                                   794661108
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                                (CUSIP Number)

Alan Richard Sachs, Esquire; West Road Corporate Center, Suite 227, 110 West Road, Towson, Maryland 21204;
                                (410)847-9100
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(Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                               February 1, 2002
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              (Page 1 of 8 Pages)

_____________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

------------------------------        ----------------------------------------
CUSIP No. 794661108                                Page   2   of   8   Pages
------------------------------        ----------------------------------------

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1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Marc L. Stengel
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) |_|

                                                                   (b)  X(1)
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3   SEC USE ONLY
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4   SOURCE OF FUNDS*  OO
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)
                                                                        |_|
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6   CITIZENSHIP OR PLACE OF ORGANIZATION     United States of America
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NUMBER OF          7     SOLE VOTING POWER

SHARES
                              7,669,619
                   -----------------------------------------------------------
BENEFICIALLY       8     SHARED VOTING POWER

OWNED BY
                               -0-
                   -----------------------------------------------------------
EACH               9     SOLE DISPOSITIVE POWER

REPORTING
                              7,669,619
                   -----------------------------------------------------------
PERSON             10    SHARED DISPOSITIVE POWER

WITH                           -0-

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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        7,669,619
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           |_|
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        10.2%(2)
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-------------------
1 Footnote 1 to Item 2 of the Cover Page of Stengel's Schedule 13D, that was filed on May 31, 2001, with the Securities and Exchange Commission ("SEC")is incorporated by reference herein. The Maryland Case was settled among all the parties thereto pursuant to a Settlement Agreement dated October 23, 2001.

2 Assumes 75,074,117 shares of common stock of the Company are outstanding, as reported by the Company in the Company's Form 10-QSB filed with the SEC for the Company's fiscal quarter ended September 30, 2001.

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14  TYPE OF REPORTING PERSON*

       IN
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                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                 Schedule 13D


Item 1.  Security and Issuer

         This statement on Schedule 13D relates to the shares of common stock of the par value of $0.001 per share (the "Common Stock") of Sales Online Direct, Inc. (the "Company"), a Delaware corporation. The address of the Company's principal executive offices is 4 Brussels Street, Worcester, Massachusetts 01610, as reported by the Company in the Company's Form 10-QSB filed with the Securities and Exchange Commission (the "SEC") for the Company's fiscal quarter ended September 30, 2001.

Item 5.  Interest in Securities of the Issuer

         (a) As of the close of business on February 1, 2002, Stengel beneficially owned 7,669,619 shares of the Common Stock of the Company, that represented as of the close of business on February 1, 2002, 10.2% of the issued and outstanding Common Stock of the Company, based on the 75,074,117 shares of Common Stock outstanding, as reported by the Company in the Company's Form 10-QSB filed with the SEC for the Company's fiscal quarter ended September 30, 2001.
         (b) Stengel has sole power to vote and sole power to dispose of all shares of Common Stock of the Company beneficially owned by Stengel.
         (c) A description of all transactions in the Common Stock of the Company that were effected by Stengel during the past 60 days or since the most recent filing on Schedule 13D, whichever is less, is set forth on Schedule A attached hereto and incorporated by reference herein.
         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Stengel's shares of Common Stock of the Company.
         (e) Not applicable.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2002





                                           By: /s/ Marc L. Stengel
                                               -----------------------
                                               Marc L. Stengel

                                  SCHEDULE A

                    Schedule of Transactions in the Shares

                                                  No. of          Price Per
           Name                 Date            Shares Sold        Share(1)
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Common Stock,
Par Value $0.001
Per Share                 January 7, 2002         10,000           $0.055
                                                  10,000            0.059
                                                  10,000            0.062
                                                  10,000            0.063
                                                  10,000            0.064
                                                   5,000            0.067
                                                   5,000            0.075
                                                  10,000            0.079

                          January 8, 2002         10,000           0.085
                                                  10,000           0.088
                                                  10,000           0.0915
                                                  30,000           0.095
                                                  10,000           0.097
                                                  40,000           0.099
                                                  10,000           0.10
                                                  10,000           0.102
                                                  10,000           0.103
                                                   5,000           0.106
                                                  10,000           0.107
                                                  10,000           0.117

                          January 9, 2002         10,000           0.08
                                                  10,000           0.085
                                                  10,000           0.086
                                                   1,000           0.09
                                                  10,000           0.099
                                                   6,500           0.1040
                                                  20,000           0.105
                                                   2,000           0.107
                                                  10,000           0.11

                                                  No. of          Price Per
           Name                 Date            Shares Sold        Share(1)
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                                                  20,000           0.112
                                                   2,500           0.113

                          January 10, 2002         5,000           0.08
                                                  15,000           0.083
                                                  10,000           0.085
                                                  40,000           0.09

                          January 11, 2002        10,000           0.087
                                                  10,000           0.088
                                                  15,000           0.09
                                                  10,000           0.091

                          January 14, 2002        10,000           0.095

                          January 15, 2002        10,000           0.089
                                                  10,000           0.09
                                                  10,000           0.095

                          January 16, 2002        10,000           0.089
                                                  10,000           0.09

                          January 18, 2002        27,500           0.08

                          January 22, 2002        10,000           0.08

                          January 23, 2002        10,000           0.06
                                                  10,000           0.061
                                                  10,000           0.064

                          January 24, 2002        10,000           0.075
                                                  10,000           0.0751

                          January 25, 2002        10,000           0.07
                                                  10,000           0.074
                                                  10,000           0.075

                          January 29, 2002        10,000           0.069

                          January 30, 2002        10,000           0.063

                          January 31, 2002        10,000           0.065
                                                  10,000           0.067

                          February 1, 2002        10,000           0.10
                                                  10,000           0.105
                                                  10,000           0.11
                                                  10,000           0.12
                                                  30,000           0.125

                                                  No. of          Price Per
           Name                 Date            Shares Sold        Share(1)
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                                                  10,000           0.1275
                                                  40,000           0.13
                                                  10,000           0.132
                                                  10,000           0.14


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1   Does not include brokerage commission.